SUSAN STOOPS ANCARROW	TROUTMAN SANDERS LLP
804.697.1861 telephone	Attorneys at Law
804.698.6015 facsimile	Troutman Sanders Building
susan.ancarrow@troutmansanders.com	1001 Haxall Point
Richmond, Virginia 23219
804.697.1200 telephone
804.697.1339 facsimile
troutmansanders.com

August 21, 2009

BY EDGAR

Mr. Mark Webb, Legal Branch Chief

Mr. Michael Seaman, Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

RE:	First Bankshares, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed July 2, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Quarterly Period Ended March 31, 2009

File No. 000-53380

___________________________

Dear Messrs. Webb and Seaman:

On behalf of our client, First Bankshares, Inc. (the Corporation), we are transmitting herewith the Corporation’s responses to the remaining comments raised by the staff of the Division of Corporation Finance (the Staff) of the U.S. Securities and Exchange Commission (the Commission) in the comment letter dated July 29, 2009 (the Commission Comment Letter), addressed to Darrell G. Swanigan, President and Chief Executive Officer of the Corporation, relating to the Corporation’s Preliminary Proxy Statement on Schedule 14A filed by the Corporation on July 2, 2009 (the Preliminary Proxy Statement). On August 14, 2009, the Corporation filed with the Commission an amendment to the Preliminary Proxy Statement (the Amendment), along with its responses to the Staff’s comments 1-21 in a letter dated August 14, 2009 (the Initial Response Letter), and simultaneously mailed copies of the Amendment and the Initial Response Letter to the Staff.

For convenience of reference, each Staff comment is reprinted in italics as issued in the Commission Comment Letter, numbered to correspond with the paragraph numbers assigned in the Commission Comment Letter, and is followed by the corresponding response of the Corporation.

ATLANTA CHICAGO HONG KONG LONDON NEW YORK NEWARK NORFOLK ORANGE COUNTY
RALEIGH RICHMOND SAN DIEGO SHANGHAI TYSONS CORNER VIRGINIA BEACH WASHINGTON, DC

Mr. Mark Webb

Mr. Michael Seaman

United States Securities and Exchange Commission

August 21, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Quarterly Period Ended March 31, 2009

General

22.	Comment: Please revise future filings to fully comply with the disclosure requirements of Guide 3. Specifically, please make sure your future filings include all the disclosure requirements in Sections I.C., II.B., III.C., and IV.A. and B.

Response:

The Corporation acknowledges the Staff’s comment and will ensure that its “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in its future reports will contain disclosure that complies fully with the disclosure requirements of Guide 3, as instructed. In addition, to the extent disclosure required by Guide 3 was inadvertently omitted from the Corporation’s annual report on Form 10-K for the year ended December 31, 2008 (the 2008 Form 10-K), the Corporation has provided in Exhibit A hereto model disclosure to indicate the manner in which the Corporation intends to comply with the Guide 3 disclosure requirements in future filings, presented as would have been presented in the 2008 Form 10-K. Given its asset size as of December 31, 2008, the Corporation was required to provide certain Guide 3 information with respect to only its two most recent fiscal years (2008-2007) in the Corporation’s 2008 Form 10-K. If, due to the Corporation’s asset size at the end of the current or future fiscal years, Guide 3 requires such disclosure with regard to more than the then-most recent two fiscal years, the Corporation will expand its Guide 3 tables to provide the required scope of disclosure. In addition, to the extent disclosure required by Guide 3 was presented in Item 6. “Selected Financial Data” or Item 7A. “Quantitative and Qualitative Disclosures About Market Risk” in the Corporation’s 2008 Form 10-K, such required disclosure will be provided in the Corporation’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Corporation’s future filings.

Notes to Consolidated Financial Statements

Securities

23.	Comment: Please revise future filings to include the disclosures required by paragraph 17.a of FASB Staff Position Nos FAS 115-1 and FAS 124-1 (as amended) concerning the duration investments have been in an unrealized loss position. Show us what your revision will look like in your response.

Mr. Mark Webb

Mr. Michael Seaman

United States Securities and Exchange Commission

August 21, 2009

Response:

The Corporation acknowledges the Staff’s comment and will revise future filings to include the disclosures required by paragraph 17.a of FASB Staff Position Nos. FAS 115-1 and FAS 124-1 (as amended) (Paragraph 17.a) concerning the duration that investments have been in an unrealized loss position. In addition, the Corporation has provided in Exhibit B hereto model disclosure, in the form as would have been presented in the 2008 Form 10-K and in the form the Corporation intends to present in an amendment no. 1 to the Form 10-Q for the quarter ended June 30, 2009, to indicate the manner in which the Corporation intends to comply with the disclosure requirements of Paragraph 17.a in future filings. The Corporation anticipates providing disclosure similar to that in Exhibit B in the note to its financial statements discussing its securities portfolio in its future filings, including future filings of its Preliminary Proxy Statement.

24.	Comment: We note significant unrealized losses in your mortgage backed securities and corporate securities portfolios. Please provide us with a detailed description of the other-than-temporary impairment analysis you performed on these securities as of December 31, 2008 and March 31, 2009. Please identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support a realizable value equal or greater than the carrying value of the instrument.

Response:

The Corporation acknowledges the Staff’s comment. In conducting the other-than-temporary-impairment (OTTI) analysis of the Corporation’s mortgage-backed securities (MBS) and corporate securities portfolios as of December 31, 2008, March 31, 2009 and June 30, 2009, management focused on (i) the Corporation’s intent and ability to hold the loss position securities until able to recover its cost basis, including to maturity if necessary, (ii) the intrinsic financial health of the issuers, as well as the probability of outside financial support, (iii) credit ratings, (iv) economic forecasts for the economy as a whole and the financial and real estate and housing sectors in specific, (v) the duration, severity and trend of the losses in the MBS and corporate securities portfolios and (vi) prevailing interest rate conditions and trends. Management considered the foregoing items collectively and did not formally or informally assign relative rankings or weights.

Management determined that the Corporation had the intent and ability to hold the loss position securities until able to recover its cost basis, including to maturity if necessary. Management’s judgment regarding the Corporation’s ability to hold these investments until able to recover its cost basis was based on available liquidity in excess of $20 million as of December 31, 2008 and in excess of $30 million as of March 31, 2009 and June 30, 2009, as well as management’s assessment of the credit risks posed by the loss position securities based on the factors discussed below.

Mr. Mark Webb

Mr. Michael Seaman

United States Securities and Exchange Commission

August 21, 2009

Management also made a qualitative judgment of the intrinsic financial health, as well as the possibility or probability of outside financial support, of the issuers of the securities in its MBS portfolio (Ginnie Mae, Fannie Mae and Freddie Mac) and corporate securities portfolio (First Union Capital I (a subsidiary of Wells Fargo & Company) and NB Capital Trust IV (a subsidiary of Bank of America Corporation)). Given the government-owned or government-sponsored entity status of Ginnie Mae, Fannie Mae and Freddie Mac, and the related explicit or implicit promise of U.S. government financial support, management determined that the default risk of these issuers was minimal. Management also determined that the default risk posed by First Union Capital I and NB Capital Trust IV was minimal, due primarily to their investment grade credit ratings (A2 and Aa3 by Moody’s Investor Services (Moody’s), respectively, as of December 31, 2008, A1 and A2 by Moody’s, respectively, as of March 31, 2009, and A3 and Baa3 by Moody’s, respectively, as of June 30, 2009) and the participation of such issuers’ parent companies in the Treasury Department’s Troubled Asset Relief Program Capital Purchase Program.

When conducting the OTTI analysis for each of December 31, 2008, March 31, 2009 and June 30, 2009, management believed that economic forecasts at those times, on balance, indicated that the general economy would likely improve through the course of 2009. In particular, management believed that economic forecasts for the financial sector and the real estate and housing sector, on balance, also indicated a steadying of conditions in those sectors and future improvement through 2009 and 2010. Based on the foregoing, management believed it likely that the loss positions in its corporate securities portfolio and its MBS portfolio would likely decrease in the near term.

Management also assessed the duration, severity and trend of the losses in the MBS and corporate securities portfolios. As of December 31, 2008, unrealized losses in the Corporation’s MBS portfolio were limited to the variable-rate portion of the portfolio and totaled $(184,529), or 2.02% of the $9,153,315 book value of the variable-rate MBS portfolio at that time. Of the $(184,529) unrealized loss, only $(75,493), or 40.91%, in losses had been in a continuous loss position for greater than 12 months. The absolute amount of unrealized losses in the variable-rate MBS portfolio, and the percentage of the total book value of the variable-rate MBS portfolio those unrealized losses represented, as of December 31, 2008, had increased from September 30, 2008 by $14,250 and 0.29%. Given the size of the unrealized losses compared to the total book value of the variable-rate MBS portfolio, the short duration of a majority of the unrealized losses and the immaterial increase in unrealized losses since September 30, 2008, management believed the foregoing factors indicated that the Corporation would be able to hold the loss position variable-rate MBS securities until able to recover its cost basis and, therefore, that such securities were not other-than-temporarily impaired as of December 31, 2008.

Mr. Mark Webb

Mr. Michael Seaman

United States Securities and Exchange Commission

August 21, 2009

As of March 31, 2009, unrealized losses in the Corporation’s MBS portfolio were still limited to the variable-rate portion of the portfolio and totaled $(7,371), or 0.08% of the $8,720,563 book value of the variable-rate MBS portfolio at that time, with $(6,683), or 90.67%, of those unrealized losses having been in a continuous loss position for greater than 12 months. Given the size of the unrealized losses compared to the total book value of the variable rate portfolio and the marked decrease in unrealized losses since December 31, 2008, management believed the foregoing factors indicated that the Corporation would be able to hold the loss position variable-rate MBS securities until able to recover its cost basis and, therefore, that such securities were not other-than-temporarily impaired as of March 31, 2009.

As of June 30, 2009, unrealized losses in the Corporation’s MBS portfolio totaled $(1,660) and consisted of unrealized losses of $(252) in the fixed-rate portion of the portfolio and $(1,408) in the variable-rate portion of the portfolio. The aggregate unrealized loss of $(1,660) is 0.01% of the $14,232,021 book value of the fixed-rate and variable-rate MBS portfolio. Of the aggregate unrealized loss, $(1,408), or 84.8%, had been in a continuous loss position for greater than 12 months as of June 30, 2009. Given the size of the unrealized losses compared to the total book value of the MBS portfolio and the decrease in unrealized losses since March 31, 2009, management believed the foregoing factors indicated that the Corporation would be able to hold the loss position MBS securities until able to recover its cost basis and, therefore, that such securities were not other-than-temporarily impaired as of June 30, 2009.

With respect to its corporate securities portfolio, management relied less on quarterly trends in unrealized losses in assessing the impairment status of the component securities due to recent volatility in the market value of such securities and the stock market as a whole. While the holdings in the Corporation’s corporate securities portfolio have not changed, the related unrealized losses have oscillated recently as follows: $(323,199) as of July 31, 2008, $(1,226,505) as of September 30, 2008, $(886,603) as of December 31, 2008, $(2,015,789) as of March 31, 2009 and $(736,911) as of June 30, 2009. Given this volatility, the Company relied more heavily on the other factors described herein when conducting its OTTI analysis of the corporate securities portfolio.

With respect to the MBS portfolio, management also considered the prevailing low-interest rate environment and the related expected increase in home mortgage loan refinancings. Management assessed the impact that an increase in refinancings would have on pre-payment rates and accelerated return of capital on the value of the loss position securities in its MBS portfolio.

Please direct any questions to Darrell G. Swanigan (telephone: (757) 934-6385; fax: (757) 934-1888) or to the undersigned (telephone: (804) 697-1861; fax: (804) 698-6015).

Very truly yours,

/s/ Susan Stoops Ancarrow
Susan Stoops Ancarrow

cc:	Darrell G. Swanigan, First Bankshares, Inc.

Jacob A. Lutz, III, Esq.

Exhibit A

Allocation of the Allowance for Loan Losses

A breakdown by loan category of the allocation of the allowance for loan losses as of December 31 for each of the years indicated and the ratio of related outstanding loan balances to total loans, are as follows:

Allocation of the Allowance for Loan Losses

As of December 31, 2008 and 2007

	2008		2007
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
Balance at end of period applicable to:
Commercial - real estate	$863,536	51.18%	$597,056	63.39%
Commercial - other	588,957	34.91%	208,762	22.17%
Real estate - residential land	13,861	0.82%	12,283	1.30%
Real estate - residential construction	4,913	0.29%	9,117	0.97%
Real estate - mortgage, 1-4 family	168,876	10.01%	98,874	10.50%
Installment loans to individuals	32,930	1.95%	39,304	4.17%
Unallocated	14,211	0.84%	(23,576)	(2.50)%

Total allowance	$1,687,284	100.00%	$941,820	100.00%

Analysis of the Allowance for Loan Losses

The following table presents the Corporation’s loan loss experience for the years indicated:

Analysis of the Allowance for Loan Losses

For the years ended December 31, 2008 and 2007

	2008	2007
Balance at the beginning of period	$941,820	$826,595

Charge-offs:
Commercial - real estate	—	—
Commercial - other	79,032	3,950
Real estate - residential land	—	—
Real estate - residential construction	—	—
Real estate - mortgage, 1-4 family	—	—
Installment loans to individuals	10,660	1,418

Total charge-offs	89,692	5,368

Recoveries:
Commercial - real estate	—	—
Commercial - other	6,312	3,949
Real estate - residential land	—	—
Real estate - residential construction	—	—
Real estate - mortgage, 1-4 family	—	—
Installment loans to individuals	188	575

Total recoveries	6,500	4,524

Net charge-offs	83,192	844

Additions to the Allowance for Loan Losses	828,656	116,069

Balance at end of period	$1,687,284	$941,820

Ratio of net charge-offs during the period to average loans outstanding during the period	0.07%	0.00%

Average Deposits and Rates Paid

The following table presents the average balances and average rates paid, by deposit category, for the years indicated:

Average Deposits and Rates Paid

	For the years ended December 31,
	2008		2007
	Amount	Rate	Amount	Rate
Noninterest-bearing demand deposits	$14,212,300		$14,176,354
Interest-bearing deposits:
Checking (NOW accounts)	4,266,732	0.89%	3,646,307	0.71%
Money market accounts	1,978,869	1.77%	2,045,067	1.27%
Savings accounts	2,620,795	1.19%	2,257,350	1.21%
Time deposits $100,000 or greater [1]	27,091,313	4.44%	19,181,042	4.97%
Time deposits less than $100,000	76,577,954	4.37%	61,791,035	4.94%

Total interest-bearing	112,535,663	4.14%	88,920,801	4.59%

Total average deposits	$126,747,963	3.67%	$103,097,155	3.96%

[1]	Includes some brokered deposits.

Average Balances, Interest Income/Expense and Average Yields/Rates

The following table shows average balances of total interest-earning assets and total-interest bearing liabilities for the years indicated, showing the average distribution of assets, liabilities, stockholders’ equity and related income, expense and corresponding weighted average yields and rates. The average balances used in these tables and other statistical data were calculated using daily average balances. Interest on tax-exempt loans and securities is presented on a taxable-equivalent basis (which converts the income on loans and investments for which no income taxes are paid to the equivalent yield if income taxes were paid using the federal corporate income tax rate of 34% in each year presented).

Average Balances, Interest Income/Expense and Average Yields/Rates

For the years ended December 31, 2008 and 2007

(Dollars in Thousands)

	2008			Interest	2007
	Average Balances [1]	Interest Income/ Expense	Yields/ Rates	Income/ Expense Difference	Average Balances [1]	Interest Income/ Expense	Yields/ Rates
ASSETS:
Interest-earning assets:
Federal funds sold	$4,745	$60	1.26%	$(4)	$1,306	$64	4.90%
Investment securities [6]	46,402	2,825	6.09%	1,031	34,116	1,794	5.26%
Loans [2]	113,433	7,348	6.48%	654	87,550	6,694	7.65%

Total interest-earning assets	164,580	10,233	6.22%	1,681	122,972	8,552	6.95%

Noninterest-earning assets:
Cash and due from banks	2,996				3,282
Premises and equipment	5,728				3,840
Other assets	1,990				1,463
Allowance for loan losses	(1,050)				(871)

Total noninterest-earning assets	9,664				7,714

Total Assets	$174,244				$130,686

Liabilities and Shareholders’ Equity:
Interest-bearing liabilities:
Interest-bearing demand deposits	$6,246	$73	1.17%	$21	$5,691	$52	0.91%
Savings deposits	2,621	31	1.18%	4	2,257	27	1.20%
Time deposits	103,669	4,551	4.39%	546	80,972	4,005	4.95%
Federal funds purchased and borrowed funds	30,075	903	3.00%	457	10,229	446	4.36%

Total interest-bearing liabilities	142,611	5,558	3.90%	1,028	99,149	4,530	4.57%

Noninterest-bearing liabilities:

Noninterest demand deposits	14,212				14,176
Other liabilities	1,284				1,192
Shareholders’ equity	16,137				16,169

Total Liabilities and Shareholders’

Equity	$174,244				$130,686

Interest Rate Spread [3]			2.32%				2.38%

Net Interest Income [4]		$4,675				$4,022

Net Interest Margin [5]			2.84%				3.27%

[1]	Average balances are computed on a daily basis.
[2]	Nonaccrual loans have been included in the computations of average loan balances.
[3]	Interest rate spread is the average yield earned on interest-earning assets, less the average rate incurred on interest-bearing liabilities.
[4]	Net interest income is interest income on average interest-earning assets, less interest expense on average interest-bearing liabilities.
[5]	Net interest margin is net interest income, expressed as a percentage of average earning assets.
[6]	Includes non-taxable investments with an average balance of $436 thousand and interest income of $17 thousand in 2008.

There were no non-taxable investments in 2007.

Book Value of Securities Greater Than 10% of Stockholders’ Equity

The following tables show the aggregate book value and fair value, as of December 31, 2008 and 2007, of the securities for which the aggregate book value exceeds 10% of stockholders’ equity:

Book Value of Securities Greater than 10% of Stockholders’ Equity

As of December 31, 2008

	Book Value	Fair Value	Book Value as a Percentage of Stockholders’ Equity
U.S. agencies
- Federal Home Loan Mortgage Corporation	$20,660,000	$20,850,091	123.64%
- Federal National Mortgage Association	1,998,025	2,091,821	11.96%
Mortgage-backed securities
- Federal Home Loan Mortgage Corporation	15,539,622	15,875,725	93.00%
- Federal National Mortgage Association	8,831,948	8,824,289	52.85%
Other securities
- First Union Capital I	2,268,584	1,767,128	13.58%
- NB Capital Trust IV	2,270,980	1,885,834	13.59%

Total securities	$51,569,159	$51,294,888	308.62%

Book Value of Securities Greater than 10% of Stockholders’ Equity

As of December 31, 2007

	Book Value	Fair Value	Book Value as a Percentage of Stockholders’ Equity
U.S. agencies
- Federal Farm Credit Bank	$9,924,125	$10,099,990	59.40%
- Federal Home Loan Bank	31,939,255	31,920,867	191.18%
Mortgage-backed securities
- Federal Home Loan Mortgage Corporation	3,239,331	3,247,412	19.39%
- Federal National Mortgage Association	10,471,941	10,397,019	62.68%
Other securities
- First Union Capital I	2,276,619	2,277,000	13.63%
- NB Capital Trust IV	2,281,822	2,291,225	13.66%

Total securities	$60,133,093	$60,233,513	359.94%

Loans Receivable Portfolio

The following table presents information pertaining to the composition of loans as of December 31 for each of the years indicated:

Loans Receivable Portfolio

As of December 31, 2008 and 2007

	2008			2007
	Amount		Percent	Amount		Percent
Commercial - real estate	$70,342,337		60.87%	$61,325,033		59.09%

Commercial - other	16,732,138	[1]	14.48%	17,273,911	[2]	16.64%

Real estate - residential land	1,732,627		1.50%	1,535,430		1.48%

Real estate - residential construction	948,190		0.82%	1,567,400		1.51%

Real estate - mortgage, 1-4 family	25,052,986		21.68%	20,318,830		19.58%

Installment loans to individuals	2,439,017		2.11%	2,707,311		2.61%

Total Loans	117,247,295		101.46%	104,727,915		100.91%

Less: Allowance for Loan Losses	(1,687,284)		(1.46)%	(941,820)		(0.91)%

Net Loans	$115,560,011		100.00%	$103,786,095		100.00%

[1]	As of December 31, 2008, 71% of commercial real estate loans were secured by business locations, 14% were secured by rental properties, 9% were secured by churches, 1% were secured by farms, and 5% were secured by other real estate.
[2]	As of December 31, 2007, 57% of commercial real estate loans were secured by business locations, 29% were secured by rental properties, 7% were secured by churches, 1% were secured by farms, and 6% were secured by other real estate.

Maturity Analysis of Loan Portfolio

The following table presents information regarding the maturity of loans as of December 31, 2008:

Maturity Analysis of Loan Portfolio

As of December 31, 2008

		Variable Rate			Fixed Rate
	Within 1 year	1 to 5 years	After 5 years	Total	1 to 5 years	After 5 years	Total	Total Maturities
Commercial
- Real estate [1]	$26,835,670	$16,385,605	$—	$16,385,605	$24,201,503	$2,479,093	$26,680,596	$69,901,871
- Other	6,587,425	1,287,076	—	1,287,076	8,555,474	10,754	8,566,228	16,440,729
Real estate
- Residential land	326,300	—	—	—	641,144	765,183	1,406,327	1,732,627
- Residential construction	927,887	—	—	—	20,303	—	20,303	948,190
- Mortgage, 1-4 family	2,765,791	5,295,136	326,649	5,621,785	6,695,910	9,934,480	16,630,390	25,017,966
Installment loans to individuals	777,333	187,720	49,618	237,338	1,305,305	38,933	1,344,238	2,358,909
Overdrafts	10,859	—	—	—	—	—	—	10,859

Total loans	$38,231,265	$23,155,537	$376,267	$23,531,804	$41,419,639	$13,228,443	$54,648,082	$116,411,151

[1]	Excludes $676,566 in nonaccrual variable-rate loans.

Maturities of Large Denomination Certificates of Deposit

The following table presents the maturities of certificates of deposit with balances of $100,000 or more as of December 31, 2008:

Maturities of Large Denomination Certificates of Deposit [1] [2]

	Within 3 Months	3-6 Months	6-12 Months	Over 12 Months	Total	Percent of Total Deposits
As of December 31, 2008	$7,584,531	$1,691,756	$13,590,147	$569,428	$23,435,862	17.99%

[1]	Certificates issued in denominations of $100,000 or greater
[2]	Includes some brokered deposits

The Corporation had no other time deposits with balances of $100,000 or greater as of December 31, 2008.

Scheduled Maturities of Available-for-Sale Securities

The following tables present information pertaining to the composition of the securities portfolio by contractual maturity as of December 31 for each of the years indicated. Interest on tax-exempt securities is presented on a taxable-equivalent basis (which converts the income on investments for which no income taxes are paid to the equivalent yield if income taxes were paid using the federal corporate income tax rate of 34% in each year presented).

Scheduled Maturities of Available-for-Sale Securities

As of December 31, 2008

	Within 1 Year	Weighted Average Yield	After 1 Year Through 5 Years	Weighted Average Yield	After 5 Years Through 10 Years	Weighted Average Yield	After 10 Years	Weighted Average Yield	Total	Weighted Average Yield
U.S. agencies	$—	0.00%	$—	0.00%	$—	0.00%	$23,960,625	5.20%	$23,960,625	5.20%
Mortgage-backed securities
- Fixed rate	—	0.00%	—	0.00%	—	0.00%	8,993,426	5.48%	8,993,426	5.48%
- Variable rate [1]	—	0.00%	—	0.00%	—	0.00%	16,284,963	4.48%	16,284,963	4.48%
Municipals
- Tax exempt	—	0.00%	—	0.00%	—	0.00%	—	5.59%		5.59%
Other securities	—	0.00%	—	0.00%	—	0.00%	4,173,697	7.40%	4,173,697	7.40%

Total securities	$—	0.00%	$—	0.00%	$—	0.00%	$53,412,711	5.35%	$53,412,711	5.35%

[1] Includes $8,993,426 in variable-rate MBS that reset within one to ten years. Scheduled Maturities of Available-for-Sale Securities As of December 31, 2007
	Within 1 Year	Weighted Average Yield	After 1 Year Through 5 Years	Weighted Average Yield	After 5 Years Through 10 Years	Weighted Average Yield	After 10 Years	Weighted Average Yield	Total	Weighted Average Yield
U.S. agencies	$27,970,867	4.45%	$—	0.00%	$—	0.00%	$15,052,733	5.96%	$43,023,600	4.98%
Mortgage-backed securities
- Fixed rate	—	0.00%	—	0.00%	—	0.00%	—	0.00%	—	0.00%
- Variable rate [2]	—	0.00%	—	0.00%	—	0.00%	14,450,967	4.83%	14,450,967	4.83%
CMOs	—	0.00%	—	0.00%	11,624	2.91%	—	0.00%	11,624	2.91%
Other securities	—	0.00%	—	0.00%	—	0.00%	4,568,225	7.20%	4,568,225	7.20%

Total securities	$27,970,867	4.45%	$—	4.45%	$11,624	2.91%	$34,071,925	5.65%	$62,054,416	5.10%

[2] Includes $14,450,967 in variable-rate MBS that reset within one to ten years.

Nonperforming Assets

The following table summarizes nonperforming assets as of December 31 for each of the years indicated:

Nonperforming Assets

As of December 31, 2008 and 2007

	2008	2007
Nonaccrual loans	$676,566	$—
Restructured loans	—	—
Loans past due 90 days and accruing interest	—	—

Total nonperforming loans	676,566	—
Other real estate owned	—	—

Total nonperforming assets	$676,566	$—

Nonperforming assets to total loans and other real estate owned	0.57%	N/A
Allowance for loan losses to nonaccrual loans	249.39%	N/A
Net charge-offs to average loans for the year	0.08%	0.00%
Allowance for loan losses to year end loans	1.44%	0.90%
Foregone gross interest income on nonaccrual loans [1]	$48,563	N/A

[1]	No interest income was received on nonaccrual loans in 2008.

Short-Term Borrowings

The following table summarizes the year-end balance, highest month-end balance, average balance and weighted average rate of short-term borrowings for each of the years indicated:

Short-Term Borrowings

	For the years ended December 31,
	2008				2007
	Year-end Balance	Highest Month- End Balance	Average Balance	Weighted Average Rate	Year-end Balance	Highest Month- End Balance	Average Balance	Weighted Average Rate
Federal funds purchased	$—	$2,270,000	$374,164	2.76%	$2,547,000	$3,951,000	$1,057,507	5.00%
Other borrowings	16,000,000	21,000,000	11,006,284	3.77%	45,000,000	45,000,000	9,164,110	4.29%

Total short-term borrowings	$16,000,000	$23,270,000	$11,380,448	3.74%	$47,547,000	$48,951,000	$10,221,617	4.36%

Exhibit B

Proposed Form of Disclosure in Forms 10-K

The following tables show the unrealized losses and related fair values in the Corporation’s securities portfolio, with the information aggregated by investment category and by the length of time that individual securities have been in continuous unrealized loss positions, as of December 31, 2008 and December 31, 2007, respectively.

	Less than 12 months		More than 12 months		Total
As of December 31, 2008	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$3,954,961	$(109,036)	$2,346,183	$(75,492)	$6,301,144	$(184,528)
- Variable rate
Municipals
- Tax exempt	520,735	(5,198)	—	—	520,735	(5,198)
Other securities	3,652,962	(886,603)	—	—	3,652,962	(886,603)

Total securities	$8,128,658	$(1,000,837)	$(2,346,183)	$(75,492)	$10,474,841	$(1,076,329)

	Less than 12 months		More than 12 months		Total
As of December 31, 2007	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. agencies	$24,967,153	$(23,880)	$—	$—	$24,967,153	$(23,880)
Mortgage-backed securities						(184,528)
- Fixed rate	—	—	520,055	(17,156)	520,055	(17,156
- Variable rate	700,064	(2,535)	6,667,136	(141,823)	7,367,200	(144,358)
CMO’s	—	—	11,624	(45)	11,624	(45)

Total securities	$25,667,217	$(26,415)	$7,198,815	$(159,024)	$32,866,032	$(185,439)

Proposed Form of Disclosure in Forms 10-Q

The following tables show the unrealized losses and related fair values in the Corporation’s securities portfolio, with the information aggregated by investment category and by the length of time that individual securities have been in continuous unrealized loss positions, as of June 30, 2009 and December 31, 2008, respectively.

As of June 30, 2009	Less than 12 months		More than 12 months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. agencies	$20,893,772	$(766,228)	$—	$—	$20,893,772	$(766,228)
Mortgage-backed securities
- Fixed rate	517,111	(252)	—	—	517,111	(252)
- Variable rate	—	—	314,072	(1,409)	314,072	(1,409)
Other securities	—	—	3,795,000	(736,911)	3,795,000	(736,911)

Total securities	$21,410,883	$(766,480)	$4,109,072	$(738,320)	$25,519,955	$(1,504,800)

As of December 31, 2008	Less than 12 months		More than 12 months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities
- Variable rate	$3,954,961	$(109,036)	$2,346,183	$(75,492)	$6,301,144	$(184,528)
Municipals
- Tax exempt	520,735	(5,198)	—	—	520,735	(5,198)
Other securities	3,652,962	(886,603)	—	—	3,652,962	(886,603)

Total securities	$8,128,658	$(1,000,837)	$2,346,183	$(75,492)	$10,474,841	$(1,076,329)